SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 13, 2006

ACTIONS SEMICONDUCTOR CO., LTD.

15-1, No. 1 HIT Road

Tangjia, Zhuhai

Guangdong, 519085

The People’s Republic of China

(86-756) 339-2353

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated September 13, 2006, which comments on the filing of a complaint in China against SigmaTel.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By:	/s/ David Lee
Name:	David Lee
Title:	Chief Financial Officer

Dated: September 13, 2006

Actions Semiconductor Files Lawsuit Against SigmaTel

Lawsuit Seeks to Prohibit Infringement of Actions’ Intellectual Property

ZHUHAI, China, September 13, 2006 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of world’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) solutions for portable consumer electronics, today announced that it has filed a complaint in China against SigmaTel Inc. and its subsidiaries, with the intention of halting SigmaTel’s infringement of Actions’ intellectual property rights.

On September 13, Actions filed a complaint in Shenzhen Intermediate Peoples’ Court, asserting that SigmaTel’s products, including STMP 3502, 3503, 3505, 3506, 3510, 3520 etc., infringe a key digital audio processing technology patent owned by Actions. Actions seeks to halt the infringement of their patent in China by prohibiting the design, manufacture, sale and use of the infringing integrated circuits, or ICs, as well as the devices containing SigmaTel’s disputed ICs. Actions seeks remedies to prohibit the continued misappropriation of its intellectual property by SigmaTel and recover damages resulting from SigmaTel’s illegal actions. Actions is requesting that SigmaTel pay damages in the amount of approximately US$12.5 million.

Further, Actions is considering asking the court and other relevant authorities to grant and execute a series of injunction or border detention orders, enforced by China customs, prohibiting the importation and the exportation of the infringing products and the devices that contain SigmaTel’s infringing chips.

“We are determined to take all necessary measures to protect our customer’s interests and the integrity of our company’s intellectual property,” commented Mr. Nan-Horng Yeh, Chief Executive Officer of Actions Semiconductor.

With timely introduction of competitive products, Actions is now the world’s largest personal media player SoCs provider and continues to expand on this market position. Actions intends to protect its market position by closely monitoring competitors’ patents and products, while aggressively building its own patent portfolio through both internal development and acquisition.

About Actions Semiconductor

Actions Semiconductor is one of China’s leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and references to the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor’s actual results to differ materially from our current expectations. Factors that could cause

Actions Semiconductor’s results to differ materially from those set forth in these forward-looking statements include customers’ cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our Registration Statement on Form F-1 related to our initial public offering. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information

Investor Contacts:

Suzanne Craig or Lisa Laukkanen	Chung Hsu
The Blueshirt Group	Director of Investor Relations
suzanne@blueshirtgroup.com or	Actions Semiconductor
lisa@blueshirtgroup.com	chung@actions-semi.com
415-217-4962 or	+86-756 3392 353 *1015
415-217-4967